May 28, 2021 VIA EDGAR United States Securities and Exchange Commission

Division of Corporation Finance
Office of Trade and Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:                     Keira Nakada
Lyn Shenk
Daniel Morris
Lilyanna Peyser

Ladies and Gentlemen:

On behalf of D-MARKET Electronic Services & Trading (the “Company”), we hereby submit the Registration Statement on Form F-1 (the “Registration Statement”). The Company previously confidentially submitted a Draft Registration Statement on Form F-1 with the United States Securities and Exchange Commission (the “Commission”) on March 19, 2021 and an amendment thereto on May 10, 2021 (the “Draft Submission”).  The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on May 27, 2021 from the staff of the Division of Corporation Finance (the “Staff”), as well as other disclosure updates.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

We depend upon talented employees, including our senior management, page 39

1.                                      We note your response to prior comment 17. Please revise this risk factor heading to clarify that the ensuing narrative includes discussion of the legal challenges facing your founder and chairwoman. In addition, please discuss the possibility that adverse public opinion related to the allegations against your founder and chairwoman may cause present and future consequences to your business, regardless of the legal outcome of the proceedings.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 39 and 40 to add relevant risk factor disclosure in response to the Staff’s comment.

Our Ability to Leverage our Growing Scale, page 78.

2.                                      We note your response to prior comment 13. Please expand your discussion to describe in greater detail the anticipated costs associated with each of these material initiatives.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 80 and 81.

Related Party Transactions, page 162

3.                                      We note your response to prior comment 18 in which you appear to have disclosed only the most significant business relationships with Dogan family companies. However, given the extensive nature of your relationships with the Dogan family, please add a chart to show the full scope of these relationships, including the entities with whom you’ve contracted for purchase or sale of goods and services. We believe that a more comprehensive view of your business dealings with the Dogan family is necessary for investors understand your financial involvement with this related party.  In addition, please address whether the products and services covered by your agreements with Dogan are provided at market rates.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 167 and 168.

Consolidated Financial Statements, page F-1

4.                                      Please revise to ensure financial statements and other data (e.g., MD&A) read consistently from left to right in same chronological order throughout the filing. Refer to SAB Topic 11.E.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its financial statements and other data presented in tabular form to read consistently from left to right in the same chronological order. The Company confirms its understanding that the numerical data included in narrative sections should also be consistently ordered, and will revise its narrative disclosure as necessary in a subsequent amendment as soon as possible.

Note 15 - Revenue, page F-44

5.                                      We note the disclosure you added in response to comment 20. Please tell us your consideration of disaggregating sales of goods by major product lines. In this regard, we note your disclosure on page 6 that you offer over 44 million SKUs across 32 different categories including home appliances, books & hobbies, fashion & lifestyle, home & garden, groceries and technology products.

Response:  The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company considered whether a disaggregation of revenue, beyond the disaggregation of revenues into sales of goods, marketplace revenues, delivery service revenues and other, were necessary. For the reasons outlined below, the Company does not believe disclosures that further disaggregate total revenue by product category would be meaningful to investors or representative of the Company’s business model.

The majority of the Company’s products and services are delivered on a single platform and in a consistent manner to customers, merchants and suppliers, other than the differences between its direct sales and marketplace operations. The Company measures its business based on its direct sales or marketplace revenue, or other revenues, and not on a disaggregated basis by product line. Further, there are no identifiable differences as to how our products and services are provided by product line. Our efforts to attract customers are generally subject to similar economic factors across various product lines.  Additionally, there is no difference in expected cash flow or revenue recognition by customer or by merchant based on product line. As such, the Company concluded that no additional disaggregation was necessary.

While the Company tracks GMV by product line, it does not track all components of revenue in this manner.  The Company discusses product lines in its disclosure to provide investors high level insight into the supply and demand of various categories of goods that are offered through its platform. While GMV is not a proxy for revenue or revenue growth and is not used for that purpose, the Company respectfully submits that the disclosure as presented does provide useful data to potential investors on the relative proportions of types of items sold through its platform.

Note 25 - Subsequent Events, page F-58

6.                                      Please clarify whether the estimated cash outflow to key management personnel and other executives relating to the cash settled part of the plans in the event of a successful Initial Public Offering IPO is a maximum of USD $30 thousand or USD $30 million.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that estimated cash outflow to key management personnel and other executives relating to the cash settled part of the plans in the event of a successful Initial Public Offering IPO is a maximum of USD $30 million and page F-80 has been updated accordingly.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact Laura Sizemore of White & Case LLP at +44 20 7532 1340 or Era Anagnosti of White & Case LLP at +1 202 637 6274 with any questions regarding this correspondence.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:                   Hanzade Doğan, Founder and Chairwoman
Murat Emirdağ, Chief Executive Officer
Korhan Öz, Chief Financial Officer